UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: January 22, 2007

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TRIPOD ORDERS $2.3 MILLION-WORTH OF CAMTEK’S
INSPECTION SYSTEMS FOR PLANT IN CHINA

MIGDAL HA’EMEK, Israel, January 17, 2007 – Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) announced today that Tripod Technology Corporation ( www.tripod-tech.com ), a leading manufacturer of advanced printed circuit boards based in Taoyuan, Taiwan, has ordered a quantity of Camtek’s automated optical inspection (AOI) systems. The order, totaling approximately US$2.3 million, includes Pegasus 200S, Camtek’s new model for inspecting finished HDI boards, and Dragon FL for inspecting fine-line PCB panels. The majority of the systems were installed at Tripod’s new plant in Wuxi, mainland China, in the fourth quarter of 2006. The balance of the order will follow during the first quarter of 2007.

“This order represents Tripod’s complete-solution approach to yield assurance in manufacturing high-density interconnect boards for advanced semiconductor packaging,” explained Cliff Young, General Manager of Camtek Taiwan. “The Dragon FL provides in-process inspection of the high density boards while still in panel form, while the Pegasus 200S inspects the finished boards in strip form, after all coating and gold-plating processes. This approach enables a tight integration of the AOI operation into the production floor and facilitates yield management.”

“Our partnership with Tripod goes back over five years, indicating the customer’s satisfaction with Camtek’s quality of support and system performance,” concluded Mr. Young.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-9050776	Fax: +972 544 246720	kenny@gk-biz.com
ronitd@camtek.co.il		ehud@gk-biz.com

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